

July 15, 2013

<u>**Via Email**</u>
David A. Penkrot
Senior Vice President
Chase Bank USA, National Association
White Clay Center Building 200
Route 273
Newark, Delaware 19711

  Re: **Chase Issuance Trust**
      First USA Credit Card Master Trust
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed March 29, 2013
      File No. 333-67076-02

Dear Mr. Penkrot:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Katherine Hsu

             Katherine Hsu
             Office Chief